EX 99-a
Form 10-K for 2001
File No. 1-8610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File Number l-8610

SBC SAVINGS PLAN

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

               Financial Statements, Supplemental Schedule and Exhibit

                                  Table of Contents
                                                                               Page

Report of Independent Auditors..............................................    1

Financial Statements:

      Statements of Net Assets Available for Benefits as of
         December 31, 2001 and 2000.........................................    2

      Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 2001.......................................    3

      Notes to Financial Statements.........................................    4

Supplemental Schedule:

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........   10

Exhibit:

      23-a  Consent of Ernst & Young LLP

                            REPORT OF INDEPENDENT AUDITORS

SBC Communications Inc., Plan Administrator
   for the SBC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the SBC Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001.
These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2001 and
2000, and the changes in its net assets available for benefits for the year ended
December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                ERNST & YOUNG LLP

San Antonio, Texas
June 21, 2002

                                   SBC SAVINGS PLAN
                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (Dollars in Thousands)

                                                 December 31,
                                           --------------------------
                                              2001           2000
                                           -----------     ----------
ASSETS

Investments (See Note 4)                 $  6,979,525   $  5,768,391
Cash                                               85              -
Participant contributions
  receivable                                       13             13
Dividends and interest receivable                 143            551
Receivable for investments sold                   976          1,903
Other receivables                               1,348             78
                                           -----------     ----------

  Total Assets                              6,982,090      5,770,936
                                           -----------     ----------

LIABILITIES

Overdrafts                                          -          2,352
Administrative expenses payable                 1,521          1,136
Dividends and interest payable                    448            789
Long-term debt:
   SBC Communications Inc.                     78,365         35,996
Other                                               8              7
                                           -----------     ----------

  Total Liabilities                            80,342         40,280
                                           -----------     ----------

Net Assets Available for Benefits        $  6,901,748   $  5,730,656
                                           ===========     ==========

See Notes to Financial Statements.

                                   SBC SAVINGS PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          FOR THE YEAR ENDED DECEMBER 31, 2001
                                 (Dollars in Thousands)

Net Assets Available for Benefits,
December 31, 2000                       $   5,730,656

Additions to Net Assets:
  Contributions and transfers:
  Participant contributions                   313,919
  Employer contributions                       77,213
    Transfers from other plans
      (See Note 1)                          3,233,930
                                           -----------

                                            3,625,062
                                           -----------

Investment Income:
 Dividends on SBC common shares                88,979
 Interest                                      72,773
                                           -----------

                                              161,752
                                           -----------

   Total Net Additions                      3,786,814
                                           -----------

Deductions from Net Assets:
  Net depreciation in value of
    investments                             1,079,581
  Administrative expenses                       4,149
  Interest expense                              8,107
  Distributions                             1,399,781
  Transfers to other plans (See Note 1)       124,104
                                           -----------

   Total Deductions                         2,615,722
                                           -----------

Net Assets Available for Benefits,
December 31, 2001                        $  6,901,748
                                           ===========

See Notes to Financial Statements.

                                   SBC SAVINGS PLAN
                            NOTES TO FINANCIAL STATEMENTS
                                (Dollars in Thousands)

1. Plan Mergers and Distributions - As a result of the October 1999 merger of SBC
   Communications Inc. (SBC) and Ameritech Corporation (Ameritech), the Ameritech
   Savings Plan for Salaried Employees (Ameritech Plan) merged into the SBC Savings
   Plan (Plan) effective January 1, 2001.  In conjunction with the merger, all assets of the Ameritech Plan, approximately $3,231,367, were either transferred directly to the Plan through in-kind securities transfers or sold and the cash transferred to the Plan, together with the unallocated SBC common shares and the remaining liability under the loan agreement.

   On November 5, 2001, the Woodbury Telephone Company Management 401(k) Plan
   (Woodbury Plan) was merged into the Plan.  Approximately $2,563 from the Woodbury
   Plan merger is included in transfers from other plans on the statement of changes in net assets available for benefits.

   In 2000, SBC entered into the Cingular Wireless (Cingular) joint venture agreement with BellSouth Corporation.  As a result of this agreement, certain SBC employees were leased to Cingular.  In December 2001 these employees became
   Cingular employees and on December 3, 2001 the Plan distributed approximately
   $124,104 to State Street Bank and Trust related to those former employees that were transferred to Cingular.

2. Plan Description - The Plan was established by SBC to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis.
   The following description of the Plan provides only general information.  The
   Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses.  The Plan text and prospectus include complete descriptions of these and other Plan provisions.  The Plan is subject to the provisions of the Employee Retirement
   Income Security Act of 1974 (ERISA).

   Participants can invest their contributions in one or more of the following funds in 1% increments: the SBC Shares Fund, the Bond Fund, the Large Cap Stock Fund
   (formerly known as the Diversified Equity Portfolio), the Interest Income Fund,
   the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock
   Fund and the International Stock Fund.

   Company matching contributions are made solely in the form of shares of SBC's common stock held in a leveraged Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

   The Plan prefunded the ESOP by borrowing Guaranteed Salaried Employees' ESOP
   Notes, the repayment of which is guaranteed by SBC.  Funds borrowed by the Plan were used to purchase shares of SBC's common stock held in the open market
   (Financed Shares), which act as collateral for reimbursement to SBC for any payments it makes under its guarantee of the ESOP Notes.  Dividends on Financed
   Shares and employer cash contributions are used by the Plan to make the required principal and interest payments on the ESOP Notes.  As the ESOP Notes are paid down, the Financed Shares are released from the collateral.  The Financed Shares are allocated to participants' accounts in the form of a company matching contribution.  In lieu of dividends on Financed Shares previously allocated to participants, additional Financed Shares are allocated to participants' accounts.

   In 1994 and 1996, the Ameritech Plan entered into separate agreements with
   Ameritech to lend the Ameritech Plan up to $99,000 and $24,200 (Refinancing
   Notes), respectively.   As of December 31, 2001, the Plan had borrowed $63,000
   under the 1994 agreement and $15,400 under the 1996 agreement, at interest rates ranging from 5.56% to 8.44%.

   To the extent insufficient shares have been released through payments on outstanding notes net of amounts refinanced, additional employer contributions are made to the ESOP to purchase shares necessary to meet any shortfall in the company match or in the shares issued in lieu of dividends.  Dividends on these shares are used to acquire additional shares which are allocated to participants'
   accounts in the ESOP.  Should shares released exceed the required company matching contribution, the excess is considered an additional employer contribution and is allocated to participants' accounts based on each participant's proportionate share of actual plan year ESOP contributions.

   Dividends on shares in the SBC Shares Fund are paid into a separate fund known as a Dividend Fund Account (DFA).  At the end of the year, dividends held in the DFA are paid out to the participant.  The participant may elect reinvestment and have the special Deferred-Tax Allotment offset the payout through the purchase of additional units.  Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund.  During 2001, Plan participants elected to receive $15,400 in dividend distributions.  This amount is included in distributions on the statement of changes in net assets.

   Although it has not expressed any intent to do so, SBC has the right under the
   Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

3. Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing price as reported on the New York Stock
   Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133,
   "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which requires all derivatives to be recorded on the statement of net assets available for benefits at fair value, and requires changes in the fair value of the derivatives to be recorded on the statement of changes in net assets available for benefits.  The Plan adopted FAS 133 on January 1, 2001, as a one-time, noncash cumulative effect of accounting change.  However, because of the Plan's minimal use of derivatives, the adoption of this standard did not have a significant effect on the Plan's financial position or results of operations.

4. Investments - Investments representing 5% or more of Plan net assets at either
   December 31, 2001 or 2000 were:

                                                      2001           2000
                                                    ---------     ----------
   Employee Stock Ownership Plan*
   ------------------------------
   SBC common shares:
      Allocated                                  $  1,453,471   $ 1,184,049
      Unallocated                                $    175,536   $    84,996

   SBC Shares Fund
   ---------------
   SBC common shares                             $  1,870,531   $ 1,648,251

   Large Cap Stock Fund
   --------------------
   Barclays Global Investors Equity Index Fund F $  1,450,269   $ 1,379,669

   Asset Allocation Fund
   ---------------------
   Barclays Global Investors U.S.  Tactical Asset
   Allocation Fund F                             $    461,802   $   403,199

   * Nonparticipant-directed

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

   Common Stock                         $  (816,400)
   Common Collective Trusts                (263,181)
                                         -----------
   Total                                $(1,079,581)
                                         ===========

   The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer.
   Interest crediting rates are generally established when the contract is purchased and are not reset.  For the years ended December 31, 2001 and 2000, the average interest rates earned on these contracts were 6.41% and 6.29%.  At December 31,
   2001, the fixed crediting interest rates on these contracts ranged from 3.76% to
   7.65%.  At December 31, 2000, the fixed crediting interest rates on these contracts ranged from 5.13% to 7.65%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2001 or 2000.

   The Interest Income Fund invests in both guaranteed investment contracts (GICs)
   and synthetic investment contracts (SICs).  SICs differ from GICs in that the assets supporting the SICs are owned by the Plan.  A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value.  Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.  The assets supporting the SICs generally consist of high quality fixed income securities.

5. Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                               2001          2000
                                             ---------    ----------
   Assets
   ------
   SBC common shares:
      Allocated                             $1,453,471   $1,184,049
      Unallocated                              175,536       84,996
   Temporary cash investments                    1,448       14,644
   Dividends and interest receivable                 2           83
   Receivable for investments sold                 976        1,903
   Other receivables                             1,735           16
                                             ---------    ----------
      Total Assets                           1,633,168    1,285,691
                                             ---------    ----------

   Liabilities
   -----------
   Overdrafts                                        -        2,352
   Administrative expenses payable                 282          152
   Interest payable                                448          758
   Long-term debt                               78,365       35,996
                                             ---------    ----------
      Total Liabilities                         79,095       39,258
                                             ---------    ----------

      Net Assets Available for Benefits     $1,554,073   $1,246,433
                                             =========    ==========

                                                             2001
                                                         ----------
   Net Assets Available for Benefits,
   December 31, 2000                                     $1,246,433

      Employer contributions                                 77,213
      Transfers from other plans                            970,679
      Interest income                                         1,122
      Dividends                                              38,915
      Net depreciation in fair value of
        investments                                        (386,125)
      Administrative expenses                                  (554)
      Interest expense                                       (8,107)
      Distributions                                        (344,822)
      Transfers to other plans                              (40,681)
                                                         ----------
                                                            307,640
                                                         ----------
   Net Assets Available for Benefits,
   December 31, 2001                                     $1,554,073
                                                         ==========

6. Long-Term Debt - Long-term debt consists of the ESOP Notes issued in connection with the ESOP and the Refinancing Notes (as discussed in Note 2).  During 2001, the Plan prepaid approximately $7,000 on the ESOP notes transferred from the
   Ameritech Plan.  At December 31, 2001, the aggregate principal amounts of long-term debt scheduled for repayment for the years 2002 through 2004 were
   $28,348, $30,813, and $19,204.  The carrying amount and the estimated fair value of the ESOP and refinancing notes as of December 31 were:

                                   2001         2000

   Carrying Amount            $   78,365   $   35,996

   Fair Value                 $   82,042   $   36,890

   The fair values of the ESOP Notes were estimated based on quoted prices.  The fair value of the refinancing notes were estimated based on discounted future cash flows using current interest rates.

7. Tax Status - The Internal Revenue Service issued a determination letter on
   November 4, 1996, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since the determination letter was received.  The Plan
   Administrator believes that the Plan is currently designed and is operating in compliance with the applicable requirements of the IRC.

   On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

8. Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

                                                        2001          2000
                                                   -----------    -----------
   Net Assets Available for Benefits per the
     financial statments                           $ 6,901,748    $ 5,730,656

   Less: Distribution payable to participants            7,505         20,220
                                                   -----------    -----------
   Net Assets Available for Benefits per the
      Form 5500                                    $ 6,894,243    $ 5,710,436
                                                   ===========    ===========

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001:

                                                                       2001
                                                                  -----------
   Distributions to participants per the
     financial statements                                         $ 1,399,781

   Add:  Distributions payable to participants at
         December 31, 2001                                              7,505

   Less:  Distributions  payable to  participants
          at December 31, 2000                                         20,220
                                                                  -----------
   Distributions  to  participants  per the  Form
     5500                                                         $ 1,387,066
                                                                  ===========

   Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

9. Subsequent Events - Effective January 1, 2002, the Plan was amended to change the vesting schedule from five years to three years, increase the maximum employee contributions from 16% to 30% and allow dividends from the SBC Shares
   Fund and the LESOP to be made available for cash payment to the participant or reinvested in the SBC Shares Fund.

                                   SBC SAVINGS PLAN
                             EIN 43-1301883, PLAN NO. 002

            SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  December 31, 2001
                                (Dollars in Thousands)

                                          Description of                 Current
  Identity of Issue                         Investment          Cost      Value
  ------------------------------------  -------------------- ---------  ---------
  Employee Stock Ownership Plan
  -----------------------------

  *  SBC common shares:
       Allocated                         37,106,733 shares  $  580,899 $ 1,453,471
       Unallocated                       4,481,399 shares       50,282     175,536
  *  Boston Safe Deposit and Trust        Temporary cash
     Company                                investment           1,448       1,448
                                                               --------  ---------
       Total Employee Stock Ownership Plan                     632,629   1,630,455
                                                               --------  ---------

  SBC Shares Fund
  ---------------

  *  SBC common shares                   47,772,473 shares               1,870,531
  *  Boston Safe Deposit and Trust        Temporary cash
     Company                                investment                      44,532
                                                                         ---------
       Total SBC Shares Fund                                     **      1,915,063
                                                                         ---------

  Bond Fund
  ---------

  *  Barclays Global Investors
     Intermediate Government/Credit                                       --------
     Bond Index Fund F    11,642,897 units                       **        162,419
                                                                         ---------

  Large Cap Stock Fund
  --------------------

  *  Barclays Global Investors                                           ---------
     Equity Index Fund F                 94,726,898 units        **      1,450,269
                                                                         ---------

 Interest Income Fund
 --------------------

  Allstate Life Insurance Company        Synthetic contract
                                              wrapper
                                        #77078, 5.55%, ***                    (480)
    INVESCO Group Trust for Retirement        Group Trust:
      Savings                                   Lambda I                    18,635
                                                                         ---------
                                                                            18,155

  Allstate Life Insurance Company          7.06% - 7.10%,
                                        11/14/03 - 11/22/04                 22,845
  Bank of America National Association   Synthetic contract
                                          wrapper #99-058,
                                             5.02%, ***                     (1,100)
   Delta Funding Home Equity Loan Trust      Home Equity
                                             Monoline                       10,337
   AmeriCredit Automobile Receivables
     Trust                                  Sub Prime Auto                  10,310
   United States Treasury                    Treasury Note                  10,292
   Nordstrom Private Label Credit Care      Monoline Credit
     Master Trust                                Card                        9,821
   TIAA Retail Commercial Trust                 Conduit                      7,506
   Onyx Acceptance Grantor Trust             Sub Prim Auto                   7,153
   CIT Equipment Collateral                 Small Equipment
                                               Lease                         6,453
   Credit Suisse First Boston Mortgage
     Securities                                 Conduit                      5,534
   Federal Home Loan Mortgage Company      Agency Debenture                  3,126
   WFS Financial Owners Trust               Sub Prime Auto                   5,363
   WFS Financial Owners Trust               Sub Prime Auto                   5,102
   Countrywide Asset-Backed                   ABS - Other
     Certificates                                                            2,569
   Providian Master Trust                   Monoline Credit
                                               Card                          7,065
   Federal Home Loan Mortgage Company         Home Equity
                                               Monoline                        733
   AVIS AESOP Leasing L.P.                 Operating Assets                  5,656
   Residential Asset Securities           Home Equity Senior
     Corporation                                    Sub                        990
   Daimler Chrysler Auto Trust                Prime Auto                     1,194
   Bank of America National Association      Cash on Hand                    2,151
                                        Pending Settlements                (10,301)
                                                                         ---------
                                                                            89,954

  Business Men's Assurance Company of      5.41% - 7.44%,
    America                               1/2/02 - 7/15/04                  34,000
  CDC Financial Products Inc.              5.38% - 7.01%,
                                        10/15/03 - 10/17/05                 36,084
  JPMorgan Chase Bank                    Synthetic contract
                                         wrapper #401740-L2,
                                            6.04%, ***                        (223)
   INVESCO Group Trust for Retirement        Group Trust:
     Savings                                  Lambda II                      5,629
                                                                         ---------
                                                                             5,406
  JPMorgan Chase Bank                    Synthetic contract
                                         wrapper #426423-T,
                                             6.06%, ***                     (1,874)
   Federal National Mortgage                    FHA/VA
     Association                           Reperforming Pass                13,202
   Federal Home Loan Mortgage Company      Agency Debentures                16,883
   Capital One Master Trust                 Monoline Credit
                                               Card                          9,799
   Ford Credit Auto Owners Trust              Prime Auto                     8,990
   Prime Credit Card Master Trust         Retail Credit Card                 7,418
   MBNA Master Credit Card Trust USA       Monoline Credit
                                               Card                          6,438
   United States Treasury                   Treasury Note                    5,537
   Citibank Credit Card Issuance Trust    Bank Credit Card                   5,126
   Federal National Mortgage             Home Equity Senior
     Association                                Sub                          4,920
   Ford Credit Auto Owners Trust             Prime Auto                      3,937
   Harley-Davidson Motorcycle Trust          Prime Auto                      4,258
   Fleet Credit Card Master Trust II      Bank Credit Card                   4,091
   JPMorgan Chase Bank                      Cash on Hand                       758
                                                                         ---------
                                                                            89,483
  Continental Assurance Company         Synthetic contract
                                        wrapper #630-05630,
                                             6.18%,***                        (690)
   INVESCO Group Trust for Retirement     Group Trust Beta
     Savings                                                                20,860
                                                                         ---------
                                                                            20,170

  GE Life and Annuity Assurance           6.87% - 7.47%,
    Company                              6/20/02 - 12/1/03                  22,424

  Jackson National Life Insurance         6.96% - 7.42%,
    Company                              1/29/04 - 8/18/04                  11,540

  John Hancock Life Insurance Company     3.76% - 5.28%,
                                          2/1/02 - 3/3/03                   38,497

  Metropolitan Life Insurance Company     5.25%, 3/20/02                    13,402

  Metropolitan Life Insurance Company   Synthetic contract
                                         wrapper #28456,
                                             7.03% ***                      (4,475)
   Federal National Mortgage
     Association                          Agency Debentures                 12,746
   Federal Home Loan Mortgage Company            PAC                         9,808
   Federal Credit Card Master Trust II    Bank Credit Card                   9,688
   Honda Auto Receivable Owner trust         Prime Auto                      8,821
   Carmax Auto Owners Trust                Non Prime Auto                    5,833
   Nissan Auto Receivables Owners
     Trust                                   Prime Auto                      5,602
   Federal Home Loan Mortgage Company     Agency Debentures                  5,486
   Prime Credit Card Master Trust        Retail Credit Card                  5,298
   Sears Credit Account Master Trust     Retail Credit Card                  5,290
   United States Treasury                   Treasury Note                    4,371
   Honda Auto Receivables Owner Trust        Prime Auto                      3,876
   Federal National Mortgage                   FHA/VA
     Association                          Reperforming Pas                   3,449
   Chase Manhattan Auto Owners Trust         Prime Auto                      3,061
   Honda Auto Receivables Owner Trust        Prime Auto                      2,004
   Federal Home Loan Mortgage
     Corporation                          Agency Debentures                  1,177
   Metropolitan Life Insurance Company      Cash on Hand                       196
                                                                         ---------
                                                                            82,231

  Monumental Life Insurance Company       6.87% - 7.12%,
                                         10/1/03 - 12/1/03                  21,143

  Monumental Life Insurance Company     Synthetic contract
                                              wrapper
                                         #75TR, 6.23%, ***                    (447)
   Premier Auto Master Trust                 Prime Auto                      1,193
   Copelco Capital Funding Corporation     Small Equipment
                                               Lease                         1,066
   First USA Credit Card Master Trust     Bank Credit Card                   2,064
   American Express Credit Account         Monoline Credit
     Master Trust                               Card                         1,731
   Federal Home Loan Mortgage Company     Agency Debentures                 23,448
   Capital One Master Trust               Bank Credit Card                  10,117
   United States Treasury                   Treasury Note                    8,860
   Chase Credit Card Master Trust         Bank Credit Card                   7,650
   Pinnacle CBO Ltd.                        Cash Flow CBO                    7,648
   Pacific Life CBO Ltd.                    Cash Flow CBO                    7,429
   Home Ownership Funding Corporation    Step Down Preferred                 6,184
   Federal National Mortgage             Agency Multifamily
     Association                                 MBS                         5,735
   General Electric Capital                 Corp-Finance
     Corporation                              Companies                      4,926
   Home Ownership Funding  Corporation   Step Down Preferred                 4,125
   Case Equipment Loan Trust             Large Equipment Loan                1,517
   Federal Home Loan Mortgage Company     Agency Debentures                  1,053
   Contimortgage Home Equity Trust           Home Equity
                                             Monoline                           28
   Monumental Life Insurance Company        Cash on Hand                     1,120
                                                                         ---------
                                                                            95,447

  New York Life Insurance Company         4.41% - 6.10%,
                                         10/15/02 - 9/1/03                  45,527

  Pruco Life Insurance Company            6.03% - 7.48%,
                                        8/11/03 - 11/30/05                  51,935

  Security Life of Denver Insurance       7.35% - 7.65%,
    Company                             2/11/03 - 11/12/03                  18,051

  State Street Bank and Trust Company   Synthetic contract
                                        wrapper #98246-LB1,
                                            5.20%, ***                         (72)

   INVESCO Group Trust for Retirement       Group Trust:
     Savings                                  Lambda I                       3,463
                                                                         ---------
                                                                             3,391
  State Street Bank and Trust Company   Synthetic contract
                                              wrapper
                                        #99038, 7.31%, ***                  (4,895)
   MBNA Master Credit Card Trust USA       Monoline Credit
                                               Card                          9,756
   MBNA Master Credit Card Trust USA       Monoline Credit
                                               Card                          3,827
   Sears Credit Account Master Trust     Retail Credit Card                  7,836
   Sears Credit Account Master Trust     Retail Credit Card                  6,410
   Sovereign Bank Home Equity Loan           Home Equity
     Trust                                    Monoline                       5,204
   Saxon Asset Securities Trust         Home Equity Senior Sub               4,634
   Citibank Credit Card Master Trust I    Bank Credit Card                   2,618
   United States Treasury                   Treasury Note                   10,292
   Case New Holland Equipment Trust      Large Equipment Loan                9,270
   Federal National Mortgage                   FHA/VA
     Association                          Reperforming Pas                   8,628
   LB Commercial Conduit Mortgage
     Trust                                     Conduit                       8,346
   American Express Credit Account         Monoline Credit
     Master Trust                               Card                         6,270
   Premier Auto Trust                        Prime Auto                      4,857
   Commercial Mortgage Asset Trust             Conduit                       4,352
   Keycorp                                     Conduit                       3,984
   Green Tree Home Equity Loan Trust         Home Equity
                                             Monoline                        3,616
   Providian Master Trust                  Monoline Credit
                                               Card                            697
   Sears Credit Account Master Trust     Retail Credit Card                    215
   State Street Bank and Trust Company      Cash on Hand                       555
                                        Pending Settlements                (10,301)
                                                                         ---------
                                                                            86,171

  Sun America Life Insurance Company      7.02% - 7.57%,
                                         1/2/04 - 11/4/05                   37,563
  Union Bank of Switzerland AG          Synthetic contract
                                              wrapper
                                         #5030, 5.40%, ***                  (1,502)
   Federal National Mortgage
     Association                          Agency Debentures                 11,204
   United States Treasury                   Treasury Note                   10,662
   Federal National Mortgage
     Association                                 PAC                        10,435
   Union Acceptance Corporation            Sub Prime Auto                   10,273
   Residential Asset Securities Corp    Home Equity Senior Sub               7,704
   Salomon Brothers Mortgage
     Securities VII                            Conduit                       6,345
   Federal Home Loan Mortgage Company     Agency Debenture                   5,211
   Federal Home Loan Mortgage Company     Agency Hybrid ARM                  5,072
   AmeriCredit Automobile Receivables
     Trust                                 Sub Prime Auto                    4,985
   Federal National Mortgage                   FHA/VA
     Association                          Reperforming Pas                   4,794
   Chase Funding Mortgage Loans              Home Equity
     Asset-Backed                              Monoline                      4,323
   Caterpillar Financial Assets Trust      Large Equipment
                                               Loan                          3,273
   Conseco Finance                           Home Equity
                                             Monoline                        3,231
   Union Bank of Switzerland AG             Cash on Hand                     2,278
                                                                         ---------
                                                                            88,288

  *  Boston Safe Deposit and Trust        Temporary cash
     Company                                investment                      58,378
                                                                         ---------
       Total Interest Income Fund                                **        990,085
                                                                         ---------

  Asset Allocation Fund
  ---------------------

  *  Barclays Global Investors U.S.                                      ---------
     Tactical Asset Allocation Fund F    28,701,138 units        **        461,802
                                                                         ---------

  Global Equity Fund
  ------------------

  *  Barclays Global Investors U.S.
     Equity Market Fund F                 3,016,479 units                   80,088

  *  Barclays Global Investors EAFE
     Equity Index Fund F                  1,452,100 units                   22,725
                                                                         ---------
       Total Global Equity Fund                                  **        102,813
                                                                         ---------

  Mid and Small Cap Stock Fund
  ----------------------------

                                                                         ---------
     Extended Equity Market Fund F        7,320,297 units        **        105,632
                                                                         ---------

  International Stock Fund
  ------------------------

                                                                         ---------
          International Stock             1,690,367 units        **         26,454
                                                                         ---------

  Loan Fund
  ---------

  *  Loans to Plan Participants           5.75% - 10.00%         **         85,727
  *  Ameritech Loan Fund                  6.00% -  8.00%         **         48,806
                                                                         ---------
       Total Loan  Fund                                                    134,533
                                                                         ---------

     TOTAL                                                             $ 6,979,525
                                                                         =========

  *   Party-in-Interest.
  **  Participant-directed investment, cost not required.
  *** Synthetic Insurance Contracts, no stated maturity.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan
Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                              SBC SAVINGS PLAN

                                              By SBC Communications Inc., Plan
                                              Administrator
                                              for the Foregoing Plan

                                               By /s/ Karen E. Jennings
                                                  Karen E. Jennings
                                                  Senior Executive Vice
                                                  President-
                                                  Human Resources

Date: June 27, 2002

                                    EXHIBIT INDEX

     Exhibit identified below, is filed herein as exhibit hereto.

   Exhibit
   Number

     23     Consent of Independent Auditors Ernst & Young LLP.